Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press Release

Rio Tinto welcomes Put up or Shut up deadline
21 December 2007
Rio Tinto welcomes today’s announcement by The Takeover Panel Executive that it has imposed a deadline of 6 February 2008, by which BHP Billiton must, unless the Takeover Panel Executive consents otherwise, either announce a firm intention to make an offer for Rio Tinto plc under Rule 2.5 of the UK Takeover Code or announce that it does not intend to make an offer for Rio Tinto plc. If BHP Billiton announces that it does not intend to make an offer for Rio Tinto plc, BHP Billiton and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the UK Takeover Code for six months from the date of such announcement.
By 6 February, BHP Billiton will have had 3 months to make a decision and Rio Tinto believes it is in the interests of the Group and its shareholders that this period of uncertainty is brought to an end.
The proposal from BHP Billiton suggested that each Rio Tinto share would be exchanged for three shares in BHP Billiton. The Boards of Rio Tinto gave the proposal careful consideration and concluded that it significantly undervalues Rio Tinto and its prospects. Accordingly, the Boards unanimously rejected the proposal as not being in the best interests of shareholders.
While the deadline set by the Takeover Panel Executive applies only in respect of Rio Tinto plc, shareholders of both Rio Tinto plc and Rio Tinto Limited should note that the dual listed companies’ constitution is designed to ensure that a person cannot take control of one company without having made an offer to the public shareholders of both companies.
Paul Skinner, Chairman of Rio Tinto said: “The Boards are unanimous in the view that BHP Billiton’s rejected proposal was wholly inadequate and that Rio Tinto’s very strong existing portfolio will create significant future value for shareholders. We have been very clear as to where we stand and feel it is time for BHP to do likewise. Our shareholders deserve to have certainty and therefore we welcome the Panel’s decision today.
“The Boards and management remain focused on the task of delivering on Rio Tinto’s potential and on maximising value for all shareholders.”
As required by the Takeover Code, Rio Tinto confirms that this announcement is not being made with the agreement or approval of BHP Billiton. A further announcement will be made in due course.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial
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Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, London Christina Mills Office: +44 (0) 20 7781 1154 Mobile: +44 (0) 7825 275 605	Media Relations, Australia Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349

Nick Cobban Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003	Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Media Relations, US Nancy Ives Mobile: +1 619 540 3751

Investor Relations, London Nigel Jones Office: +44 (0) 20 7781 2049 Mobile: +44 (0) 7917 227 365	Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309

David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978	Investor Relations, North America Jason Combes Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk